



Shareholder Assistance and Investor Information

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact Kristy Adams Alfieri, Assistant Secretary at 802-888-6600 or contact our Transfer Agent at the address and phone number listed below:

TRANSFER AGENT:

Registrar & Transfer Company
Attn: Stock Transfer Department
10 Commerce Drive
Cranford, NJ 07016
Phone: 800-368-5948
Fax: 908-497-2318
E-mail: info@rtco.com

NASDAQ STOCK MARKET

Ticker Symbol: UNB
Corporate Name: Union Bankshares, Inc.
Corporate Address:
20 Lower Main Street
PO Box 667
Morrisville, VT 05661-0667
Investor Relations: www.UnionBankVT.com

Union Bankshares, Inc.

THIRD QUARTER REPORT

SEPTEMBER 2014

LODGING

Union Bankshares, Inc.

to our SHAREHOLDERS

November 6, 2014

We are pleased to share your company's financial results for the period ending September 30, 2014. Net Income for the third quarter 2014 was $2.13 million, or $0.47 per share, compared to $2.07 million, or $0.47 per share, for 2013, an increase of 2.6% quarter over quarter. Year to date earnings for 2014 were $5.8 million, or $1.30 per share, compared to $5.6 million, or $1.26 per share, for 2013, an increase of 3.6% year over year.

Total assets grew to $602.7 million as of September 30, 2014 from $574.7 million as of September 30, 2013, an increase of 4.9%. Total asset growth included an increase in loans of 2.4%, amounting to $487.4 million as of September 30, 2014 from $476.1 million at September 30, 2013. The increase is attributable to continued residential loan demand and an increase in commercial and municipal lending during the first nine months of 2014. Loans serviced for others grew $48.1 million, or 15.5%, to $358.2 million as of September 30, 2014 from $310.0 million as of September 30, 2013. Total deposits reached $531.0 million compared to the prior year of $507.3 million, or growth of 4.7%. The Company had total capital of $52.7 million with a book value per share of $11.81 as of September 30, 2014 compared to $46.7 million and $10.47 per share at September 30, 2013.

Closing the quarter over $600 million is a new milestone for your company. Prior to acquiring three branches in New Hampshire in 2011 Union Bankshares, Inc. was approximately $450 million in assets. Having grown by approximately 1/3 since this time, it seems an appropriate juncture to restate our growth philosophy. Our goal is to grow the company profitably, with equal weight on "grow" and "profitably." We wish to grow the business to increase our earning assets as well as the value of the company. Perhaps as importantly, we need to grow to spread the runaway regulatory and compliance costs imposed on us in the wake of the financial crisis that surfaced in 2008 over a larger base.

We continue to expand our geographical footprint with the opening of our Lincoln, New Hampshire branch in the spring and most recently the opening of a loan production office in Newport, Vermont. Along with the traditional branch network, we will also be introducing new electronic delivery channels to our customers during the fourth quarter.

At this writing "foliage season" is winding down. Most folks around here agree that the foliage display was spectacular and the best in recent memory. The summer and fall tourism season was very strong, with the weather cooperating for most of the regions special events. We are pleased to see the improvement in the travel and tourism sector, as this industry was battered post 2008.

It has been announced that IBM is "selling" its Essex Junction location to competitor Global Foundries. While we have little direct exposure to IBM employees, it remains to be seen how this announcement may ripple through the Northern Vermont economy. We will be actively monitoring this in the coming months, with hopes that this is a positive development for the region.

In the next few months you may notice that we are embarking on a re-branding process, introducing a new logo throughout our footprint and on our website, written materials, and in advertising. The new branding is meant to stay in keeping with our current identity, but bring a more contemporary look and feel to our external communications.

Finally, we are pleased to announce the quarterly dividend of $.26 per share. Enclosed, please find a check or advice of deposit. If you have not done so, please consider signing up for direct deposit of your dividend.

Sincerely,

Kenneth D. Gibbons
Chairman

David S. Silverman
President & Chief Executive Officer

About **Union Bankshares**

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and northwestern New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank operates 17 banking offices and two loan centers and multiple ATMs throughout its geographical footprint.

Union Bank is committed to the communities it serves, and encourages employee participation in community events and charitable services. Union Bank has consistently been recognized for our Community Reinvestment efforts and for our performance in residential lending to borrowers of all income levels. The US Small Business Administration has designated Union Bank as a Preferred Lender.

Union Bankshares, Inc.

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Cynthia D. Borck
Steven J. Bourgeois
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

OFFICERS

Kenneth D. Gibbons - *Chairman*
David S. Silverman - *President & CEO*
Karyn J. Hale - *Chief Financial Officer*
John H. Steel - *Secretary*
Kristy Adams Alfieri - *Assistant Secretary*
Jeffrey G. Coslett - *Vice President*

Union Bank

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Cynthia D. Borck
Steven J. Bourgeois
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

REGIONAL ADVISORY BOARD MEMBERS

Michael R. Barrett - *St. Johnsbury*
Joel S. Bourassa - *Northern NH*
Steven J. Bourgeois - *St. Albans*
Stanley T. Fillion - *Northern NH*
Rosemary H. Gingue - *St. Johnsbury*
Christopher M. Knapp - *Northern NH*
Coleen K. Kohaut - *St. Albans*
Justin P. Lavely - *St. Johnsbury*
Daniel J. Luneau - *St. Albans*
Alexandra S. MacLean - *St. Johnsbury*
Mary K. Parent - *St. Johnsbury*
Samuel H. Ruggiano - *St. Albans*
David S. Silverman - *All*
Schuyler W. Sweet - *Northern NH*
Norrine A. Williams - *Northern NH*

Union Bank Offices

(ATMs at all Branch Locations)

VERMONT

Danville	421 Route 2 East	802-684-2211
Fairfax	Jct. Routes 104 & 128	802-849-2600
Hardwick	103 VT Route 15 West	802-472-8100
Jeffersonville	44 Main Street	802-644-6600
Johnson	198 Lower Main Street	802-635-6600
Lyndonville	183 Depot Street	802-626-3100
Morrisville	20 Lower Main Street	802-888-6600
	65 Northgate Plaza	802-888-6860
Newport	325 East Main Street	802-334-0750
St. Albans	15 Mapleville Depot	802-524-9000
St. Johnsbury	364 Railroad Street	802-748-3131
	325 Portland Street	802-748-3121
S. Burlington	Loan Center	
	30 Kimball Avenue	802-865-1000
Stowe	47 Park Street	802-253-6600

NEW HAMPSHIRE

Groveton	3 State Street	603-636-1611
Littleton	263 Dells Road	603-444-7136
	76 Main Street	603-444-5321
Lincoln	135 Main Street	603-745-4000
N. Woodstock	155 Main Street	603-745-2488

Consolidated **Balance Sheets** (unaudited, in thousands)

ASSETS	SEPT. 30, 2014	SEPT. 30, 2013
Cash and Due from Banks	$4,254	$4,032
Federal Funds Sold & Overnight Deposits	19,531	12,377
Interest Bearing Deposits in Banks	12,112	19,562
Investment Securities	53,420	36,740
Loans Held for Sale	6,065	4,221
Loans, net	481,301	471,855
Reserve for Loan Losses	(4,758)	(4,773)
Premises and Equipment, net	11,154	10,769
Other Real Estate Owned, net	320	483
Accrued Interest & Other Assets	19,267	19,404
Total Assets	**$602,666**	**$574,670**

LIABILITY & SHAREHOLDERS' EQUITY	SEPT. 30, 2014	SEPT. 30, 2013
Noninterest Bearing Deposits	$94,604	$88,723
Interest Bearing Deposits	297,444	265,225
Time Deposits	138,990	153,401
Borrowed Funds	14,940	14,190
Accrued Interest & Other Liabilities	4,016	6,449
Common Stock	9,859	9,855
Additional Paid in Capital	414	360
Retained Earnings	45,735	43,035
Accumulated Other Comprehensive Income (Loss)	589	(2,688)
Treasury Stock at Cost	(3,925)	(3,880)
Total Liabilities & Shareholders' Equity	**$602,666**	**$574,670**

Standby letters of credit were $2,033,000 and $1,621,000 at September 30, 2014 and 2013, respectively.

Consolidated **Statements of Income** (unaudited, in thousands)

	SEPT. 30, 2014	SEPT. 30, 2013	SEPT. 30, 2014	SEPT. 30, 2013
	(3 months ended)		(9 months ended)	
Interest Income	$6,258	$6,232	$18,554	$18,248
Interest Expense	528	609	1,634	1,870
Net Interest Income	5,730	5,623	16,920	16,378
Provision for Loan Losses	150	95	300	230
Net Interest Income After Provision for Loan Losses	5,580	5,528	16,620	16,148
Trust Income	183	155	549	472
Noninterest Income	2,532	2,039	6,239	5,998
Noninterest Expenses:				
Salaries & Wages	2,253	2,320	6,694	6,712
Pension & Employee Benefits	692	596	2,062	1,917
Occupancy Expense, net	272	249	906	871
Equipment Expense	418	385	1,215	1,199
Other Expenses	1,923	1,554	5,140	4,806
Total	5,558	5,104	16,017	15,505
Income Before Taxes	2,737	2,618	7,391	7,113
Income Tax Expense	611	545	1,582	1,506
Net income	**$2,126**	**$2,073**	**$5,809**	**$5,607**
Earnings Per Share	**$0.47**	**$0.47**	**$1.30**	**$1.26**
Book Value Per Share			**$11.81**	**$10.47**





